April 8, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed April 8, 2015

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 24, 2016 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 8, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and related disclosures.

SEC Comment(s) /Analysis

Outside Front Cover Page of Prospectus

1. Please include the dealer prospectus delivery obligation called for by Item 502(b), and please specify the expiration date. Please refer to comment 2 of our letter dated February 9, 2016. Please note that the dealer prospectus delivery obligation is not coterminous with the duration of the offering. Please refer to Section 4(a)(3) of the Securities Act of 1933 and Rule 174 of Regulation C.

COMPANY RESPONSE

We have amended appropriately. Please see page 1.

Management’s Discussion and Analysis, page 14

2. Please revise here or in your business section to disclose why you paused operations during 2015. Your revised disclosure here appears to refer to the introduction of the GST, “revamping [y]our product line,” and cutting expenses, but it remains unclear what your “internal operating restructuring” consisted of and why you paused operations, as well as how long you ceased operations for. Please refer to comment 8 of our letter dated February 9, 2016 and Item 101(h) of Regulation S-K.

COMPANY RESPONSE

We have added the additional disclosure to page 14: “Our internal restructuring and planning included the development of fund raising plans, staff layoff, brand building and additional accounting work. This break was conducted in order to improve the operations of our business going forward. Our operations were paused from May 2015 to August 2015.”

Description of Business, page 15

3. Please clarify the arrangement that you enter into with the individuals who purchase a minimum of ten boxes of your products. Your current disclosure states that they purchase your products from you and then profit by reselling the boxes that they own, and that you pay them a commission, which implies that they do not own the products they sell but are doing so on your behalf. Please also clarify what percentage of your revenues are derived from such arrangements.

COMPANY RESPONSE

We have amended the paragraph on page 15, which contains statements regarding a commission, in order to more accurately reflect our operations. The new paragraph reads as follows: “Additionally, we are offering the option for individuals, or companies, to purchase our products at a discounted price if they purchase in bulk. In order to receive this discount an individual, or company, must purchase at minimum ten boxes of our products. At this point the products are the sole property of the individual, or company, who has purchased them. Due to the discounted nature at which they acquire these products they may opt to resell our products at full market value in order to make a profit. At present 85% of our revenue is generated by selling to these kinds of customers.”

Selling Shareholders, page 19

4. In your response to comment 12 of our letter dated February 9, 2016, you indicate that Weld Asia and Weld Asia Associates are two different firms and are not affiliated. Please describe to us the differences between the two firms, including lists of officers, directors, employees, phone numbers, street addresses, and corporate structure and ownership. Please ensure your response covers the period from your inception to the current date.

COMPANY RESPONSE

Weld Asia and Weld Asia Associates are two different firms and are not affiliated with one another.

Herein, Weld Asia refers to Weld Asia CPA (HK) Limited.

Nature of business Weld Asia CPA (HK): Operations consist of accounting, taxation and audit services in Hong Kong.

History of employees and other associates of Weld Asia CPA (HK) Limited.

Time period	Address & Telephone number	Officer(s) & Director(s)	Employee(s)
July 20, 2011 to January 1, 2012	Room 2604-2606, 26/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong Tel: 852-25722570	No officer(s) Director: Lau Yip Leung Director: Lee Chong Kuang	1. Lau Yip Leung 2. Lee Chong Kuang
January 1, 2012 to June 18, 2014	9/F, Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong Tel: 852-31117718	No officer(s) Director: Lee Chong Kuang Director: Loke Che Chan, Gilbert	1. Lee Chong Kuang 2. Loke Che Chan, Gilbert
June 18, 2014 to July 3, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Loke Che Chan, Gilbert	1. Chan Yiu Fai 2. Loke Che Chan, Gilbert
July 3, 2015 to October 5, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2.Pang King Sze Rufina
October 5, 2015 to January 9, 2016	Unit 602, 6th Floor, Hoseinee House, 69 Wyndham Street Tel: 852-25732296	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2.Pang King Sze Rufina
January 9, 2016 to Current date	Unit B, 15th Floor, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong Tel: 852-25732296	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2.Pang King Sze Rufina

 Corporate Structure of Weld Asia CPA (HK) Limited

Time period	Ownership
July 20, 2011 to March 15, 2012	Lau Yip Leung: 50% Lee Chong Kuang: 50%
March 15, 2012 to July 28, 2014	Lee Chong Kuang: 50% Loke Che Chan, Gilbert: 50%
July 28, 2014 to September 25, 2014	Chan Yiu Fai: 50% Loke Che Chan, Gilbert: 50%
September 25, 2014 to July 3, 2015	Chan Yiu Fai: 0.1% Loke Che Chan, Gilbert: 99.9%
July 3, 2015 to Current date	Chan Yiu Fai: 0.1% Pang King Sze Rufina: 99.9%

The Company has made an oral request to Weld Asia Associates to provide the information as follows:

History of employees and other associates of Weld Asia Associates.

Time period	Address & Telephone Number	Partners/Owners	Employee(s)
August 23, 2011 to June 30, 2013	53-6, Signaature Office, The Boulevard, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 6012-3172799	Partners: Tan Chin Huat Lim Lip Tat	1. Tan Chin Huat 2. Lim Lip Tat
June 30, 2013 to October 22, 2013	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Lim Lip Tat	1. Tan Chin Huat 2. Lim Lip Tat
October 22, 2013 to January 2, 2014	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Lim Lip Tat Si Chay Beng	1. Tan Chin Huat 2. Si Chay Beng 3. Lim Lip Tat
January 2, 2014 to November 18, 2015	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Si Chay Beng	1. Tan Chin Huat 2. Si Chay Beng
November 18, 2015 to Current Date	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Si Chay Beng Tan Poh Ling Lee Kim Wah	1. Tan Chin Huat 2. Si Chay Beng 3. Tan Poh Ling 4. Lee Kim Wah

Corporate Structure of Weld Asia Associates.

Time period	Partnership/Ownership Structure
August 23, 2011 to October 22, 2013	Tan Chin Huat Lim Lip Tat
October 22, 2013 to January 2, 2014	Tan Chin Huat Lim Lip Tat Si Chay Beng
January 2, 2014 to November 18, 2015	Tan Chin Huat Si Chay Beng
November 18, 2015 to Current Date	Tan Chin Huat Si Chay Beng Tan Poh Ling Lee Kim Wah

Directors and Executive Officers and Corporate Governance, page 23

5. Please clarify whether Mr. Chua is still employed at CSAV Agencies, and if so, what percentage of his time he devotes to your company.

COMPANY RESPONSE

The Company has added the following disclosure to Mr. Chua’s biography: “Mr. Chua is still employed at CSAV. However, Mr. Chua has submitted his resignation request to CSAV and this will be effective at the end of June. Currently, Mr. Chua spends approximately 25 hours per week to our company."

Exhibits to Registration Statement, page 28

6. Exhibit 10.2 is a contract with Ultra Beauty Supply, but the cover page of the contract refers to HBW International Marketing. Please revise.

COMPANY RESPONSE

The Company has revised the cover page of exhibit 10.2 accordingly.

7. Both exhibits 10.1 and 10.2 state that exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Item 601(b)(2) pertains only to plans of acquisition, reorganization, arrangement, liquidation or succession. Exhibits 10.1 and 10.2 are material contracts filed under Item 601(b)(10) rather than Item 601(b)(2), and you may not omit the exhibits of these contracts in reliance on that Item. Please revise.

COMPANY RESPONSE

The Company has amended the statement on page 28 as follows:

“*Exhibit has been omitted and the Company is requesting confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”).”

The confidential treatment request has been sent out to Office of the Secretary, SEC on March 18, 2016 and received by R. Willis on March 21, 2016.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 8, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer